UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (Exact name of Registrant as specified in its charter)

Telecommunications Indonesia (A state-owned public limited liability Company) (Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date February 25, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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(Registrant)

By: /s/ Honesti Basyir

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(Signature)

Honesti Basyir

Chief of Financial Officer

INFORMATION TO INVESTOR

No.: TEL.23 /PR000/COP-A00700000/2014

APPOINTMENT OF TELKOM’S ACTING

VICE PRESIDENT INVESTOR RELATIONS/CORPORATE SECRETARY

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA, Tbk

Jakarta, February 20, 2014 – PT Telekomunikasi Indonesia, Tbk. (“Telkom”) hereby announce that effective February 20th, 2014, the Company’s Board of Director of Telkom has appointed Mr. Honesti Basyir as Acting Vice President Investor Relations/Corporate Secretary of Telkom, replacing Mr. Agus Murdiyatno.

Sincerely yours,

HONESTI  BASYIR

Chief Financial Officer

For further information please contact:

PT Telekomunikasi Indonesia, Tbk.
Investor Relations
Tel.: 62-21-5215109
Fax.: 62-21-5220500 E-mail: investor@telkom.co.id Website: www.telkom.co.id

PT Telekomunikasi Indonesia Tbk. ("Telkom") is the largest telecommunication and network provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries. We have broadened our business portfolio to encompass TIMES – telecommunications, information, media, edutainment and services. Telkom’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE: TLK) and London Stock Exchange (LSE: TKIA).